SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZEBRA TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	36-2675536
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Corporate Woods Parkway, Vernon Hills, IL	60061
(Address of principal executive offices)	(Zip Code)

If this Form relates to the
registration of a class of securities
pursuant to Section 12(b) of The
Exchange Act and is effective
pursuant to General Instruction
A.(c), please check the following
box.  ☐

If this Form relates to the
registration of a class of securities
pursuant to Section 12(g) of The
Exchange Act and is effective
pursuant to General Instruction
A.(d), please check the following
box.  ☒

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

Item 1.    Description of Registrant’s Securities to be Registered.

On March 13, 2002, Zebra Technologies Corporation (the “Company”) announced that its Board of Directors had declared a dividend of one Class A Right for each outstanding share of the Company’s Class A Common Stock (a “Class A Right”), par value $0.01 per share (the “Class A Common Shares”), and one Class B Right for each outstanding share of the Company’s Class B Common Stock (a “Class B Right” and collectively with the Class A Rights, the “Rights”), par value $0.01 per share (the “Class B Common Shares” and collectively with the Class A Common Shares, the “Common Shares”).  The dividend is payable to the stockholders of record on March 15, 2002 (the “Record Date”).  Each Class A Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), and each Class B Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares,” and collectively with the Series A Preferred Shares, the “Preferred Shares”), in each case, at a price of $300.00 per one ten-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.  The Purchase Price was established by the Company’s Board of Directors after consultations with, and recommendations by, its financial advisor.  Customary factors considered by the Company’s Board of Directors in determining the Purchase Price included, without limitation, implied ranges of future stock prices for the Company based upon potential and projected growth rates over a ten-year period, and exercise prices (as a multiple of stock prices) set by other companies adopting similar rights plans.  The Purchase Price does not reflect the Board’s view of the current value of the Company.

The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).

Until the earlier of (1) the close of business on the tenth day after the first public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of Class A Common Shares equal to or in excess of 15% of the then-outstanding Common Shares (an “Acquiring Person”), or (2) the close of business on the tenth day (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of Class A Common Shares equal to or in excess of 15% of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by the Common Share certificates, will be transferable only by the transfer of the Common Shares associated with such Rights and any transfer of the Common Shares (including a transfer to the Company) will constitute a transfer of the Rights.  Notwithstanding the foregoing, none of Gerhard Cless, Edward L. Kaplan or their respective affiliates or other related persons or entities shall be deemed an Acquiring Person.  As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed or amended.

Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.  At any time after the Distribution Date, each Class A Right will be exercisable for one ten-thousandth of a Series A Preferred Share and each Class B Right will be exercisable for one ten-thousandth of a Series B Preferred Share.  The Rights will expire on March 14, 2012 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, as described below.

If a person, entity or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Class A Right (other than those described in the next sentence) will thereafter have the right to receive instead of one ten-thousandth of a Series A Preferred Share, Class A Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Class A Right, and each holder of a Class B Right (other than those described in the next sentence) will thereafter have the right to receive instead of one ten-thousandth of a Series B Preferred Stock, Class B Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Class B Right.  All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

At any time after the first date of public announcement by the Company or an Acquiring Person than an Acquiring Person has become such, if (1) the Company is the surviving corporation in a merger with any other company or entity, (2) the Company is acquired in a merger or other business combination transaction, (3) 50% or more of the Company’s consolidated assets or earning power are sold or (4) an Acquiring Person engages in certain “self-dealing” transactions with the Company, each holder of an outstanding Right (other than those whose Rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of such Right.

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person that have become void), in whole or in part, without any additional payment, for Class A Common Shares at an exchange ratio of one Class A Common Share (or of a share of a class or series of the Company’s preferred shares having equivalent rights, preferences and privileges), per Class A Right (subject to adjustment), and one Class B Common Share (or of a share of a class or series of the Company’s preferred shares having equivalent rights, preferences and privileges) per Class B Right (subject to adjustment).

Rights surrendered for exercise must be accompanied by payment to the Company of the then-current aggregate Purchase Price by wire transfer, certified check, cashier’s check or money order.  Some holders of Rights may find that the level of the Purchase Price precludes them from exercising all or a portion of their Rights.  The Rights, however, will be separately tradeable from and after the Distribution Date, should such holders wish to transfer their Rights.  There can be no assurance, however, that an active trading market for the Rights will develop.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one ten-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable.  Each Preferred Share will be entitled to an aggregate dividend of 10,000 times the dividend declared per Common Share.  In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 10,000 times the payment made per Common Share.  Each Series A Preferred Share will have 10,000 votes, and each Series B Preferred Share will have 100,000 votes, in each case, voting together with the Common Shares.  In the event of any consolidation, merger, combination or other transaction in which Common Shares are exchanged for, or changed into, other stock or securities, cash and/or other property, each Series A Preferred Share and Series B Preferred Share will be entitled to receive 10,000 times the amount received per Class A Common Share and Class B Common Share, respectively.  The foregoing dividend and liquidation rights of the Preferred Shares are protected against dilution in the event additional Common Shares are issued pursuant to a stock split, stock dividend or similar recapitalization.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of one ten-thousandth of a Series A Preferred Share purchasable upon exercise of each Class A Right should approximate the value of one Class A Common Share, and the value of one ten-thousandth of a Series B Preferred Share purchasable upon exercise of each Class B Right should approximate the value of one Class B Common Share.

At any time prior to a person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $0.001 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

A committee of the Board of Directors comprised of the independent directors will review the Rights Agreement at least every three years, and if a majority of the committee’s members deems it appropriate, the committee may recommend a modification or termination of the Rights Agreement.

Any of the provisions of the Rights may be amended by the Board of Directors of the Company in order to cure any ambiguity or to make any other changes that the Board deems necessary or desirable.  However, after a person or group becomes an Acquiring Person, any such amendment must not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights should not, however, interfere with any merger or business combination approved by the Company’s Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.  However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company’s stockholders.  The Company’s management has stated that the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all the Company’s stockholders.

As of March 13, 2002, there were 25,299,241 Class A Common Shares outstanding and 5,508,615 Class B Common Shares outstanding.  Each Class A Common Share and Class B Common Share outstanding on the Record Date will have one Class A Right and one Class B Right, respectively, attached thereto.  Until the Distribution Date, the Company will issue one Class A Right with each Class A Common Share that shall become outstanding and one Class B Right with each Class B Common Share that shall become outstanding so that all such shares will have attached Rights.  5,000 Series A Preferred Shares are initially reserved for issuance upon exercise of the Class A Rights, and 1,000 Series B Preferred Shares are initially reserved for issuance upon exercise of the Class B Rights.

Item 2.    Exhibits.

Exhibit
Number	Description of Document

1

Rights Agreement dated as of March 14, 2002 between Zebra Technologies Corporation and Mellon Investor Services LLC which includes as Exhibit A, the Form of Certificate of Designations, as Exhibit B, the Form of Rights Certificate

and as Exhibit C, the Summary of Rights to Purchase Preferred Shares. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZEBRA TECHNOLOGIES CORPORATION
(Registrant)

Dated: March 14, 2002	By:	/s/ Edward L. Kaplan
Edward L. Kaplan
Chairman of the Board and Chief Executive Officer

Index to Exhibits

Exhibit No	Exhibit

1

Rights Agreement dated as of March 14, 2002 between
Zebra Technologies Corporation and Mellon Investor
Services LLC, which includes as Exhibit A, the Form of
Certificate of Designations, as Exhibit B, the Form of
RightsCertificates and as Exhibit C, the Summary of
Rights to Purchase Preferred Shares.  Pursuant to the
Rights Agreement, Rights Certificates will not be mailed
until after the Distribution Date .